Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 28, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by Statoil ASA on April 28, 2003, entitled "Strong performance for Statoil in the first quarter".

STATOIL'S FIRST QUARTER 2003 OPERATING AND FINANCIAL REVIEW
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    FORWARD LOOKING STATEMENTS

Quarterly financial statements:
    CONSOLIDATED STATEMENTS OF INCOME USGAAP
    CONSOLIDATED BALANCE SHEETS USGAAP
    CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

    Notes to financial statement:
        1. ORGANIZATION AND BASIS OF PRESENTATION
        2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
        3. SEGMENTS
        4. INVENTORIES
        5. SHAREHOLDERS' EQUITY
        6. FINANCIAL ITEMS
        7. PROVISIONS FOR RIG RENTAL CONTRACTS
        8. COMMITMENTS AND CONTINGENT LIABILITIES
        9. SUBSEQUENT EVENTS

SIGNATURES

Press release:
    STRONG PERFORMANCE FOR STATOIL IN THE FIRST QUARTER

GROUP BALANCE SHEET

STATOIL'S FIRST QUARTER 2003 OPERATING AND FINANCIAL REVIEW

Net income for the Statoil group in the first quarter of 2003 was NOK 3.6 billion compared to NOK 3.0 billion in the first quarter of 2002. After-tax return on average capital employed (ROACE) (1) for the last 12 months was 16.9 per cent, compared to 14.9 per cent for the year 2002. Adjusted (2) ROACE for the last 12 months was 16.7 per cent compared to 14.8 per cent for the year 2002. Normalized ROACE (3) for the last 12 months was 11.4 per cent compared to 10.8 per cent for the year 2002. Earnings per share were NOK 1.66 (USD 0.23) in the first quarter of 2003 compared to NOK 1.39 (USD 0.16) in the first quarter of last year.

High oil price, high natural gas sales and improved downstream margins contributed to the improved result in the first quarter of 2003 compared to the corresponding quarter last year. This was partly offset by a decrease in natural gas prices and a weakening of the USD measured against the NOK.

"I am pleased that we have delivered another strong quarterly result," says chief executive Olav Fjell. "This performance has been influenced by high oil prices, continued good production and high natural gas sales from the Norwegian continental shelf, and improved downstream margins. It is gratifying that we secured a new contract to increase our deliveries to the European gas market. Both internationally and on the NCS, we strengthened our position with new operatorships."

	First quarter				Total
	2003	2002		2003	2002
(in millions, except share data)	NOK	NOK	change	USD*	NOK

USGAAP income statement

Total revenues	66,563	54,816	21%	9,148	243,814

E&P Norway	10,000	7,654	31%	1,374	33,953
International E&P	425	256	66%	58	1,086
Natural Gas	1,938	2,263	(14%)	266	6,428
Manufacturing & Marketing	1,446	(187)	N/A	199	1,637
Other	(49)	(5)	N/A	(7)	(2)

Income before financial items, income taxes and minority interest	13,760	9,981	38%	1,891	43,102

Net financial items	(1,185)	806	N/A	(163)	8,233

Income before income taxes and minority interests	12,575	10,787	17%	1,728	51,335

Income taxes	(8,858)	(7,745)	14%	(1,217)	(34,336)
Minority interest	(125)	(37)	238%	(17)	(153)

Net income	3,592	3,005	20%	494	16,846

Earnings per share	1.66	1.39	19%	0.23	7.78

Weighted average number of ordinary shares outstanding	2,166,143,626	2,164,585,600			2,165,422,239

	First quarter				Total
	2003	2002	change		2002

Operational data
Realized oil price (USD/bbl)	32.1	20.6	56%		24.7
NOK/ USD average daily exchange rate	7.05	8.91	(21%)		7.97
Realized oil price (NOK/bbl)	226	184	23%		197
Natural gas price NCS (NOK/scm)	0.99	1.05	(6%)		0.95
Refining margin, FCC (USD/boe) [4]	5.8	1.2	383%		2.2
Total oil and gas production (1000 boe/day) [5]	1,159	1,096	6%		1,074
Total oil and gas liftings (1000 boe/day) [6]	1,100	1,073	3%		1,073
Production (lifting) cost (USD/boe, last 12 months)	3.2	2.8	16%		3.1

* Solely for the convenience of the reader, financial data for the first quarter of 2003 have been translated into US dollars at the rate of NOK 7.276 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on March 31, 2003.

Net income variances in the first quarter of 2003 compared to the corresponding quarter of 2002 are mainly due to the following:
• Oil and gas liftings increased by 3 per cent.
• Oil price measured in NOK increased by 23 per cent.
• Natural gas price measured in NOK decreased by 6 per cent.
• Increased refining and petrochemical margins.
• Consequences of changes in the NOK/ USD-exchange rate on the group's debt.
• Increased provision related to long-term rig charters of NOK 700 million.

Important events in the first quarter of 2003 were:
• Statoil was awarded one operatorship and interests in three production licenses on the NCS in the 2002 North Sea licensing round.
• The expected lifetime of the Glitne field on the NCS has been increased by up to 1.5 years and recoverable reserves increased by 40 per cent.
• The development of the Shah-Deniz field was approved by the partnership and authorities in Azerbaijan on February 27, 2003. Statoil has been named commercial operator covering gas sales, contract administration and business development for Azerbaijan's Shah Deniz gas and condensate field in the Caspian.
• Statoil was awarded operatorship for the exploration block Plataforma Deltana (Block 4) in Venezuela.
• A new contract for sale of natural gas to the company Electricité de France Service National (EdF) has been entered into.
• The sale of Navion to Norsk Teekay AS, a wholly-owned subsidiary of Teekay Shipping Corporation, was closed on April 7, 2003.
• Statoil has been included on the FTSE4Good sustainability index, which measures company performance in environmental and social responsibility terms.

	First quarter				Total
	2003	2002		2003	2002
(in millions)	NOK	NOK	change	USD*	NOK

USGAAP income statement

Sales	66,627	54,935	21%	9,157	242,178
Equity in net income (loss) of affiliates	(64)	(119)	46%	(9)	366
Other income	0	0	N/A	0	1,270

Total revenues	66,563	54,816	21%	9,148	243,814

Cost of goods sold	39,524	32,209	23%	5,432	147,899
Operating expenses	6,924	7,382	(6%)	952	28,308
Selling, general and administrative expenses	2,140	1,134	89%	294	5,466
Depreciation, depletion and amortization	3,802	3,848	(1%)	523	16,844
Exploration expenses	413	262	58%	57	2,195

Total expenses	52,803	44,835	18%	7,257	200,712

Income before financial items, income taxes and minority interest	13,760	9,981	38%	1,891	43,102

Net financial items	(1,185)	806	N/A	(163)	8,233
Income before income taxes and minority interest	12,575	10,787	17%	1,728	51,335

Income taxes	(8,858)	(7,745)	14%	(1,217)	(34,336)
Minority interest	(125)	(37)	238%	(17)	(153)

Net income	3,592	3,005	20%	494	16,846

	First quarter				Total
	2003 NOK	2002 NOK	change	2003 USD*	2002 NOK

Financial data
ROACE (last 12 months)	16.9%	18.2%			14.9%
ROACE (last 12 months., adjusted)	16.7%	15.8%			14.8%
Cash flows provided by operating activities (billion)	17.0	7.4	130%	2.3	24.0
Gross investments (billion)	5.1	4.1	25%	0.7	20.1

Net Debt to Capital ratio	22%	36%			29%

Income before financial items, income taxes and minority interest was NOK 13.8 billion in the first quarter of 2003 compared to NOK 10.0 billion in the corresponding quarter of 2002, an increase of 38 per cent. The improved results for the first quarter of 2003 compared with the same period of 2002 are mainly related to increased oil prices measured in USD, improved downstream margins and increased natural gas production. This increase is partly offset by a decrease in natural gas prices and a weakening of the USD measured against the NOK. Oil prices in the first quarter of 2003 measured in USD have increased by 56 per cent compared to the corresponding period last year. Measured in NOK the oil price increased by 23 per cent and the natural gas price decreased by 6 per cent in the first quarter of 2003 compared to the first quarter of 2002. Prices and margins within the refining, petrochemical and methanol areas were also higher in the first quarter of 2003 compared to the corresponding period last year. Income before financial items, income taxes and minority interest in the first quarter of 2003 includes an increase in provisions related to estimated losses on long-term charters for mobile drilling rigs of NOK 700 million.

Total oil and gas liftings in the first quarter of 2003 was 1,100,000 barrels of oil equivalent (boe) compared to 1,073,000 boe per day in the corresponding period of 2002.

Total oil and gas production in the first quarter of 2003 was 1,159,000 boe per day compared to 1,096,000 boe per day in the first quarter of 2002. The 6 per cent increase in total production is mainly due to high natural gas production on the NCS.

Net financial items for the first quarter of 2003 were negative by NOK 1.2 billion, a reduction in net financial items of NOK 2.0 billion compared to the first quarter of 2002. The main reason for the negative result is unrealized currency losses on the group's net debt position. The NOK weakened against the USD by NOK 0.28 during the first quarter of 2003. On the other hand, during the first quarter of 2002 the NOK strengthened against the USD by NOK 0.20.

Interest income and other financial income amounted to NOK 0.4 billion in the first quarter of 2003. This is at the same level as in the first quarter of 2002. Interest costs and other financial costs were NOK 0.2 billion in the first quarter of 2003 compared to NOK 0.5 billion in the first quarter of 2002. The reduction is mainly due to lower interest costs on the long-term debt due to changes in the interest reset profile and a lower USD interest rate.

The Central Bank of Norway's closing rate for NOK/ USD was 8.81 on March 27, 2002, 6.97 on December 31, 2002 and 7.25 on March 31, 2003. These exchange rates have been applied in Statoil's financial statements.

Income taxes in the first quarter of 2003 were NOK 8.9 billion, equivalent to a tax rate of 70.4 per cent, compared to NOK 7.7 billion in the first quarter of 2002, equivalent to a tax rate of 71.8 per cent. The reduced effective tax rate in the first quarter of 2003 compared to the corresponding period last year is mainly related to an increase in income outside the NCS. This is partly offset by increased net financial costs taxed under the ordinary onshore tax system in Norway.

Return on average capital employed (ROACE) after tax for the last 12 months was 16.9 per cent, compared with 14.9 per cent for the year 2002. Adjusted rate of return for the last 12 months was 16.7 per cent compared to 14.8 per cent for the year 2002. This increase in the adjusted return compared to last year was mainly due to increased production and increased prices and margins. Normalized ROACE for the last 12 months was 11.4 per cent compared to 10.8 per cent for the year 2002. The table below shows a reconciliation between reported, adjusted and normalized ROACE.

	Last 12 months			Total
	2003	2003	2002	2002
(in millions)	NOK	ROACE %	NOK	ROACE %

Average capital employed*	84,676		84,755

Net income for the last 12 months	17,433		16,846
Minority interests for the last 12 months	241		153
After-tax net financial costs for the last 12 months	(3,365)		(4,352)

Reported ROACE	14,309	16.9%	12,647	14.9%

Adjustments for impairment of LL652 and sale of operations in Denmark**	(144)	(0.2%)	(144)	(0.2%)
Adjusted ROACE	14,165	16.7%	12,503	14.8%
Effect of normalized prices and margins***	(5,609)	(6.6%)	(3,832)	(4.5%)
Effect of normalized NOK/ USD exchange rate***	1,117	1.3%	446	0.5%
Normalized ROACE	9,673	11.4%	9,117	10.8%

*For a reconciliation of capital employed see table in section Net debt to capital ratio below **For a specification of adjustments see note 2 ***For details see note 1 and 3

Cash flows provided by operating activities amounted to NOK 17.0 billion in the first quarter of 2003, compared to NOK 7.4 billion in the corresponding quarter of 2002. Cash flow from operations is highly dependent on oil and natural gas prices and on our production levels. The increase in cash flows provided by operating activities of NOK 9.6 billion is mainly due to three factors.

Net income in the first quarter of 2003 increased by NOK 0.6 billion compared to the corresponding period of 2002.

Included in the Net income for the first quarter of 2003 was unrealised foreign exchange loss of NOK 1.9 billion, while a unrealised foreign exchange gain of NOK 1.3 billion was included in the first quarter of 2002. The difference of NOK 3.2 billion contributes therefore to an increase in cash flow provided by operating activities in the first quarter of 2003 compared to the first quarter of 2002.

Working capital (other than cash) decreased by NOK 8.1 billion in the first quarter of 2003, compared to NOK 2.0 billion in the first quarter of 2002. The difference of NOK 6.0 billion is mainly related to a significant decrease in inventories, increased tax payable, as well as a decrease in net accounts payable/ account receivable.

Cash flows used in investment activities increased from NOK 4.0 billion in the first quarter of 2002 to NOK 5.1 billion in the first quarter of 2003. Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalized exploration spending, increased correspondingly. This increase is mainly related to increased investments in the segments E&P Norway and International E&P. A somewhat higher investment level is expected in 2003 compared to 2002.

	First quarter				Total
Gross investments	2003	2002		2003	2002
(in billions)	NOK	NOK	change	USD*	NOK

- E&P Norway	3.2	2.6	24%	0.4	11.0
- International E&P	1.6	1.2	39%	0.2	6.0
- Natural Gas	0.1	0.1	(53%)	0.0	0.5
- Manufacturing & Marketing	0.2	0.2	(7%)	0.0	1.8
- Other	0.1	0.0	N/A	0.0	0.8

Total gross investment	5.1	4.1	25%	0.7	20.1

Cash flows used in financing activities were negative by NOK 1.9 billion in the first quarter of 2003, compared to a negative cash flow of NOK 0.1 billion in the corresponding period of 2002.

New long-term borrowings as of March 31, 2003, amounted to NOK 2.4 billion compared to NOK 1.8 billion in the corresponding period last year. Repayment of long-term debt in the first quarter of 2003 was NOK 2.3 billion compared to NOK 1.1 billion for the corresponding period of 2002. Repayment of short-term debt increased by NOK 1.2 billion comparing the first quarter periods of 2002 and 2003.

Cash, cash equivalents and short-term investments were NOK 26.6 billion as of March 31, 2003, compared to NOK 14.8 billion for the corresponding point of time in 2002, an increase of NOK 11.8 billion. On December 31, 2002 cash, cash equivalents and short-term investments amounted to NOK 12.0 billion.

Cash and cash equivalents were NOK 17.1 billion at the end of the first quarter 2003, compared to NOK 7.5 billion at the corresponding point of time in 2002. Short-term investments in domestic and international capital market investments, primarily government bonds, amounted to NOK 9.4 billion as of March 31, 2003, compared to NOK 7.3 billion at the end of the first quarter of 2002. The tax payment with due date April 1, 2003, reduced our liquidity reserves by NOK 17.5 billion.

Working capital (current assets less current liabilities) increased by NOK 11.8 billion from a negative working capital of NOK 8.0 billion at the end of the first quarter of 2002 to a positive working capital of NOK 3.8 billion at the end of the first quarter of 2003. This increase is related to cash and cash equivalents, short-term investments and accounts receivable, mainly due to increased revenues compared to the first quarter of 2002 and repayment of short-term interest-bearing debt. Taking into account Statoil's established credit facilities, credit rating and access to capital markets, management considers the group's working capital to be satisfactory.

Interest-bearing debt. Gross interest-bearing debt was NOK 37.5 billion at the end of the first quarter of 2003, compared to NOK 40.2 billion at the end of the first quarter of 2002. The reduction is primarily due to the changes in the NOK/ USD exchange rate. On December 31, 2002 gross interest-bearing debt was NOK 37.1 billion. Statoil makes use of currency swaps in the risk management of interest-bearing debt. As a result, Statoil has nearly 100 per cent of its interest-bearing debt in USD.

Net interest-bearing debt (7) was NOK 9.3 billion as of March 31, 2003, compared to NOK 23.5 billion at the end of the first quarter of 2002. Normalized for the cash build-up related to tax payment, net interest-bearing debt was NOK 18.1 billion at the end of first quarter 2003 compared to NOK 31.6 billion at the end of first quarter of 2002. At the end of 2002 the net interest-bearing debt was NOK 23.6 billion.

Net debt to capital ratio, defined as net interest-bearing debt to capital employed, was 13 per cent at the end of the first quarter of 2003, compared to 30 per cent at the end of the first quarter of 2002. Normalized net debt to capital ratio was 22 per cent at March 31, 2003, compared to 36 per cent at the corresponding point in time in 2002. The decrease in normalized net debt to capital ratio is due to lower interest-bearing debt due to a weaker NOK/ USD exchange rate, and an increase in cash, cash equivalents and short-term investments related to an increase in tax payment the following month and increased earnings. The table below displays the calculations of normalized net interest-bearing debt and normalized debt to capital ratio.

	At March 31,			At December 31,
Net interest-bearing debt	2003	2002	2003	2002	2001
(in millions)	NOK	NOK	USD*	NOK	NOK

Short-term debt	1,369	6,061	188	4,323	6,613
Long-term debt	36,150	34,102	4,968	32,805	35,182

Gross interest-bearing debt	37,519	40,163	5,157	37,128	41,795

Cash and cash equivalents	(17,121)	(7,516)	(2,353)	(6,702)	(4,395)
Short-term investments	(9,439)	(7,332)	(1,297)	(5,267)	(2,063)

Cash and cash equivalents and short term investments	(26,560)	(14,848)	(3,650)	(11,969)	(6,458)

Net debt before normalization	10,959	25,315	1,506	25,159	35,337
Normalization for project loan*	(1,630)	(1,982)	(224)	(1,567)	(1,257)
SDFI interest bearing liability	0	160	0	0	0

Net interest-bearing debt before normalization for tax payment	9,329	23,493	1,282	23,592	34,080

Normalization for cash-build up before tax payment (50% of tax payment)	8,725	8,100	1,199	0	0

Normalized net interest-bearing debt (A)	18,054	31,593	2,481	23,592	34,080

Total shareholders equity	63,036	53,641	8,664	57,017	51,774
Minority interests	1,573	1,455	216	1,550	1,496

Total equity and minority interests (B)	64,609	55,096	8,880	58,567	53,270

Capital employed (A+B)	82,663	86,689	11,361	82,159	87,350

Net debt to capital ratio before normalization for tax payment	13%	30%	13%	29%	39%
Normalized net debt to capital ratio (A/(A+B))	22%	36%	22%	29%	39%

* Normalization for project loan to ourselves via bank which leads to a grossing of the balance sheet.

Exploration expenditure (including capitalized exploration expenditure) decreased from NOK 0.4 billion in the first quarter of 2002 to NOK 0.3 billion in the first quarter of 2003. A total of three exploration and appraisal wells were completed during the first quarter of 2003. Two of these wells resulted in discoveries, where one was in Block 17 in Angola and one on the NCS.

Exploration expenditures reflect the period's exploration activities. Exploration expenses for the period consist of exploration expenditures adjusted for the period's change in capitalized exploration expenditures. In the first quarter of 2003 the exploration expenses were NOK 0.4 billion, compared to NOK 0.3 billion in the corresponding period last year. The table below shows the relation between the period's exploration expenditure and exploration expenses.

	First quarter				Total
	2003	2002		2003	2002
(in millions)	NOK	NOK	change	USD*	NOK

Exploration expenditure	322	442	(27%)	44	2,292
Expensed, previously capitalized exploration costs	171	17	N/A	24	554
Capitalized share of current period's exploration activity	(80)	(197)	(59%)	(11)	(651)

Exploration expenses	413	262	58%	57	2,195

Production cost per boe for the last 12 months was USD 3.2 per boe for the 12 months ended March 31, 2003, compared to USD 2.8 for the 12 months ended March 31, 2002 and USD 3.1 per boe for the year 2002. The increase is due to a weaker USD against the NOK, because the costs are primarily incurred in NOK. The production cost measured in NOK was NOK 24.4 per boe for the 12 months ended March 31, 2003, compared to NOK 25.3 per boe for the 12 months ended March 31, 2002.

Health, safety and the environment. A contractor employee died on March 24, 2003, due to an accident at work related to the crane barge Saipem 7000 in the North Sea. An investigation has been initiated to find the cause of the accident and to identify improvement measures.

The total recordable injury frequency (the number of recordable injuries including both Statoil personnel and contractors per million working hours) increased from 5.3 in the first quarter of 2002 to 5.9 in the first quarter of 2003.

The serious incident frequency (the number of undesirable events with a high loss potential per million working hours) was improved from 3.9 in the first quarter of 2002 to 3.4 in the first quarter of 2003.

The number of unintentional oil spills in the first quarter of 2003 was 115 compared to 85 in the corresponding period of 2002. The volume of such spills was 10 scm in the first quarter of 2003, compared to 28 scm in the corresponding period last year.

(1) After-tax return on average capital employed for the last 12 months is equal to net income before minority interest plus after tax net financial costs, divided by the average of opening and closing balances of net debt, shareholders' equity and minority interest. See table under Net debt to capital ratio.

(2) Adjustments for the last 12 months consists of a gain of NOK 1.0 billion before tax (NOK 0.7 billion after tax) related to the sale of the group's exploration- and production operations in Denmark in the third quarter of 2002 as well as a write-down of the LL652-field in Venezuela in the fourth quarter of 2002 of NOK 0.8 billion before tax (NOK 0.6 billion after tax).

(3) For purposes of measuring our performance against our ROACE targets, we are assuming an average realized oil price of USD 16 per barrel, natural gas price of NOK 0.70 per scm, refining margin of USD 3.0 per barrel, Borealis margin of EUR 150 per tonne, and a NOK/ USD exchange rate of 8.20. All prices are measured in real 2000 terms. Normalization is done in order to exclude from our performance measure factors that Statoil can not influence. For reconcilation see table on under Return on average capital employed.

(4) FCC: Fluid catalytic cracking.

(5) Oil volumes include condensate and NGL, exclusive of royalty oil.

(6) Lifting equals sales of oil for E&P Norway and International E&P. Deviations from produced volumes are due to periodic over or underliftings.

(7) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. Normalized net interest-bearing debt is adjusted for 50 per cent of the cash build-up related to tax payments.

E&P NORWAY

	First quarter				Total
	2003	2002		2003	2002
(in millions)	NOK	NOK	change	USD*	NOK

USGAAP income statement

Total revenues	16,694	13,497	24%	2,294	58,780

Operating, general and administrative expenses	3,534	2,783	27%	486	11,546
Depreciation, depletion and amortization	2,858	2,892	(1%)	393	11,861
Exploration expenses	302	168	80%	42	1,420

Total expenses	6,694	5,843	15%	920	24,827

Income before financial items, income taxes and minority interest	10,000	7,654	31%	1,374	33,953

Operational data
Realized oil price (USD/bbl)	32.1	20.6	56%		24.7

Liftings:
Oil (1000 bbl/day)	632	666	(5%)		667
Natural gas (1000 boe/day)	398	330	21%		319
Total oil and natural gas liftings (1000 boe/day)	1,030	996	3%		986
Production:
Oil (1000 bbl/day)	685	682	0%		670
Natural gas (1000 boe/day)	398	330	20%		319
Total oil and natural gas production (1000 boe/day)	1,082	1,012	7%		989

Income before financial items, income taxes and minority interest for E&P Norway was NOK 10.0 billion in the first quarter of 2003 compared to NOK 7.7 billion in the corresponding period last year (8). The increase in profit was primarily due to a 23 per cent higher realized oil price measured in NOK. The increase in operating expenses from the first quarter of 2002 to the first quarter of 2003 is largely due to a provision of NOK 700 million related to long-term charters for drilling rigs, as well as increased cost of goods sold and processing costs. Furthermore, total oil and natural gas liftings increased by 3 per cent in the first quarter of 2003 compared to the corresponding period last year

The provision related to losses on long-term rig charters increased by NOK 700 million in the first quarter of 2003, while there was no change in the provision in the first quarter of 2002. The increase is due to significantly lower estimated market rates over the remaining contract period due to expected excess capacity in the Norwegian rig market. As of December 31, 2002, and March 31, 2003, the provisions for rig rental charters amounted to NOK 960 million and NOK 1,660 million, respectively.

A new method for calculating the inter-segment price for deliveries of natural gas from E&P Norway to Natural Gas has been adopted as of the first quarter of 2003. The new price amounts to NOK 0.32 per standard cubic meter, adjusted quarterly by the average USD oil price over the last six months in proportion to USD 15. The new price applies to all volumes, including associated gas, while previously the price was calculated on a field-by-field basis. Prior periods segment reporting has been adjusted to reflect the new pricing formula.

Average daily lifting of oil decreased by five per cent from 666,000 barrels (bbl) per day in the first quarter of 2002 to 632,000 bbl per day in the first quarter of 2003, while average daily production of oil increased slightly from 682,000 bbl per day in the first quarter of 2002 to 685,000 bbl per day in the corresponding period of 2003. The lifting position consequently changed from an underlift of 16,000 bbl per day in the first quarter of 2002 to an underlift of 52,000 bbl per day in the first quarter of 2003.

Production in the first quarter of 2003 has to a large extent been stable without major operational difficulties. The modest increase in production compared to the first quarter of last year is mainly related to higher volumes from the fields Troll Oil and Åsgard fields. Some operational difficulties on the Visund platform had a negative effect on the total produced volumes in the first quarter of 2003.

Average daily natural gas production increased by 21 per cent from 330,000 boe per day in the first quarter of 2002 to 398,000 boe per day in the first quarter of 2003. The increase is mainly related to the underlying growth in the contract portfolio. Reduced production from the Åsgard B platform in the first quarter of 2003 due to operational difficulties was largely compensated by deliveries of natural gas from other fields.

Exploration expenditure (including capitalized exploration expenditure) amounted to NOK 0.2 billion in the first quarter of 2003 compared to NOK 0.3 billion in the first quarter of 2002. In the first quarter of 2003 NOK 0.2 billion was expensed of exploration expenses capitalized in previous years. In the first quarter of 2003 exploration expense amounted to NOK 0.3 billion compared to NOK 0.2 billion for the corresponding period last year.

Two exploration and appraisal wells were completed in the first quarter of 2003. In PL128 (Lerke) a small oil discovery was made in the Melke-formation, while the main reservoir was dry. The discovery is currently being evaluated. PL072B (Beta West) at Sigyn was dry. There is currently drilling activity on PL044 (Tommeliten) with expected completion in the second quarter of 2003. In 2003 Statoil expects to participate in a total of 14 exploration and appraisal wells on the NCS.

The expected lifetime of the Glitne field has been extended by up to 1.5 years after recoverable reserves were increased by 40 per cent. A new production well will be drilled.

In the 2002 North Sea licensing round, Statoil was awarded operatorship with an 80 per cent share in parts of block 25/10 between the Sleipner fields and the Grane area. Statoil was also awarded a 30 per cent share in the blocks 4/1 and 4/2 close to the Siri-field on the Danish continental shelf, 12.7 per cent in block 31/4 as additional acreage to the Brage field, and 40 per cent in the blocks 34/12 and 35/10, as well as a small share in block 35/7 east of the Kvitebjørn field.

(8) Income before financial items, income taxes and minority interests has been adjusted according to a new method of calculating the transfer price for sales of natural gas between the business segments E&P Norway and Natural Gas. Income before financial items, income taxes and minority interests reported in the first quarter of 2002 for E&P Norway was NOK 7.1 billion.

INTERNATIONAL E&P

	First quarter				Total
	2003	2002		2003	2002
(in millions)	NOK	NOK	change	USD*	NOK

USGAAP income statement

Total revenues	1,450	1,230	18%	199	6,769

Operating, general and administrative expenses	582	543	7%	80	2,553
Depreciation, depletion and amortization	332	337	(1%)	46	2,355
Exploration expenses	111	94	18%	15	775

Total expenses	1,025	974	5%	141	5,683

Income before financial items, income taxes and minority interest	425	256	66%	58	1,086

Operational data
Realized oil price (USD/bbl)	30.0	20.0	50%		23.7

Liftings :
Oil (1000 bbl/day)	68	73	(6%)		82
Natural gas (1000 boe/day)	2	5	(54%)		6
Total oil and natural gas liftings (1000 boe/day)	70	77	(9%)		87
Production:
Oil (1000 bbl/day)	74	79	(7%)		80
Natural gas (1000 boe/day)	2	5	(55%)		6
Total oil and natural gas production (1000 boe/day)	76	84	(10%)		86

Income before financial items, income taxes and minority interests for International E&P was NOK 0.4 billion in the first quarter of 2003 compared to NOK 0.3 billion in the first quarter of 2002. The increase is mainly due to higher oil prices, and was partly offset by reduced liftings. In addition, revenues of NOK 0.1 billion were booked in relation to two cargoes from the Alba field in the UK. These cargoes were lifted in the fourth quarter of 2002, but not sold until 2003. The realized oil price in NOK was 19 per cent higher in the first quarter of 2003 compared to the first quarter of 2002.

Average daily lifting of oil was reduced from 72,500 bbl per day in the first quarter of 2002 to 67,900 bbl per day in the first quarter of 2003. Average daily production of oil was reduced from 79,500 bbl per day in the first quarter of 2002 to 74,100 bbl per day in the first quarter of 2003.

The reduction in lifted volumes in the first quarter of 2003 compared to the first quarter of 2002 was mainly due to reduction from the Dunlin field in the UK as well as the sale of the Siri field in Denmark as of July 1, 2002. Siri contributed with 12,300 bbl per day in the first quarter of 2002. This reduction in lifting was partly offset by a positive development in lifting on the Girassol field with 10,900 bbl per day and the Alba field which increased lifting by 2,000 bbl per day compared to the first quarter of 2002. The Sincor field in Venezuela was closed down in December 2002 due to the unstable political situation in the country. Production on Sincor was resumed on February 23, 2003.

Average daily gas production was 2,100 boe per day in the first quarter of 2003, compared to 4,800 boe per day in the first quarter of 2002. All gas volumes are produced on the Jupiter field in the UK. The reduction was due to an expected decline in production from the Jupiter field.

Exploration expenditure (including capitalized exploration expenditure) was NOK 0.2 billion in the first quarter of 2003 compared to NOK 0.1 billion in the first quarter of 2002. Exploration expenses were NOK 0.1 billion in the first quarter of 2003, which is on the same level as the first quarter of 2002.

During the first quarter of 2003 one exploration well was completed internationally. The Acasia well, in Angola's block 17, resulted in a discovery. At the end of the first quarter of 2003, drilling on three wells has commenced. Statoil is planning to participate in 13 exploration and appraisal wells internationally during 2003.

On February 27, 2003, the Shah Deniz gas and condensate field in the Caspian Sea was sanctioned by the partnership and the authorities of Azerbaijan. The sanction also includes the development of the South Caucasus Pipeline for the transport of gas via Georgia to Turkey. Statoil has been named commercial operator covering gas sales, contract administration and business development for Azerbaijan's Shah Deniz gas and condensate field in the Caspian.

Construction has commenced on two of the three platforms to be installed at South Pars phase 6, 7 and 8 in Iran, as well as planning of the drilling operations.

In February 2003, Statoil was awarded operatorship on the exploration block Plataforma Deltana(Block 4) in Venezuela, and preparations for exploration activities have begun.

NATURAL GAS

	First quarter				Total
	2003	2002		2003	2002
(in millions)	NOK	NOK	change	USD*	NOK

USGAAP income statement

Total revenues	6,896	6,936	(1%)	948	24,536

Cost of goods sold	3,428	3,090	11%	471	11,859
Operating, selling and administrative expenses	1,411	1,439	(2%)	194	5,657
Depreciation, depletion and amortization	119	144	(17%)	16	592

Total expenses	4,958	4,673	6%	681	18,108

Income before financial items, income taxes and minority interest	1,938	2,263	(14%)	266	6,428

Operational data
Natural gas sales (bcm)	5.9	5.1	16%		19.6
Natural gas price (NOK/Sm3)	0.99	1.05	(6%)		0.95
Transfer price natural gas (NOK/Sm3)	0.57	0.48	19%		0.49
Regularity at delivery point (%)	100.0%	100.0%	0%		100.0%

Income before financial items, income taxes and minority interest for Natural Gas was NOK 1.9 billion in the first quarter of 2003 compared to NOK 2.3 billion in the first quarter of 2002 (9). Natural gas sales were 5.9 billon standard cubic meters (bcm) in the first quarter of 2003 compared with 5.1 bcm in the same period last year. Of the total natural gas sales in the first quarter of 2003, Statoil produced 5.7 bcm. The effect of 16 per cent higher gas sales was offset by a 6 per cent reduction in the average natural gas prices, as well as by increased cost of goods sold related to increased transfer price and increased volumes. In the first quarter of 2003 NOK 60 million was recorded as income, related to changes in the market value of certain long-term gas sales contracts.

A new method for calculating the inter-segment price for deliveries of natural gas from E&P Norway to Natural Gas has been adopted during the first quarter of 2003. The new price amounts to NOK 0.32 per standard cubic meter, adjusted quarterly by the average USD oil price over the last six months in proportion to USD 15. The new price applies to all volumes, including associated gas, while previously the price was calculated on a field-by-field basis. Prior periods segment reporting has been adjusted to reflect the new pricing formula.

The increase in quarterly gas sales in the first quarter of 2003 is mainly due to larger volumes sold under long-term contracts as from October 2002 together with optimization of production and transportation systems to meet high demand during the winter. The increase from the first quarter of 2002 to the first quarter of 2003 is mainly due to the fact that customers with contractual flexibility to vary their gas consumption within the gas year, which runs from October 1, to September 30, have been using this flexibility.

A new gas sales contract was entered into with the French company Electricité de France Service National (EdF) in the first quarter of 2003. Under the contract, total annual deliveries from Statoil and the SDFI will constitute 1 bcm in the period October 1, 2005 to October 1, 2020. Statoil's share of the gas delivered to EdF will reflect the production split that exists between Statoil and Petoro at any time. At present, the split is approximately 45/ 55 Statoil / Petoro.

An unexpected shut down in January and February 2003 led production from the Åsgard field and other fields on the Haltenbanken to be postponed. Several compensating measures were taken in order to reduce the production loss of 550 million scm for Statoil and SDFI to a total reduction of deliveries to customers during this period of 22 million scm.

(9) Income before financial items, income taxes and minority interests has been adjusted according to a new method of calculating the transfer price for sales of natural gas between the business segments E&P Norway and Natural Gas. Income before financial items, income taxes and minority interests reported in the first quarter of 2002 for Natural Gas was NOK 2.8 billion.

MANUFACTURING & MARKETING

	First quarter				Total
	2003	2002		2003	2002
(in millions)	NOK	NOK	change	USD*	NOK

USGAAP income statement

Total revenues	58,756	46,745	26%	8,075	211,152

Cost of goods sold	53,199	42,623	25%	7,312	193,353
Operating, selling and administrative expenses	3,714	3,913	(5%)	510	14,476
Depreciation, depletion and amortization	397	396	0%	55	1,686

Total expenses	57,310	46,932	22%	7,877	209,515

Income before financial items, income taxes and minority interest	1,446	(187)	N/A	199	1,637

Operational data
FCC margin (USD/bbl)	5.8	1.2	383%		2.2
Contract price methanol (EUR/ton)	228	125	82%		172
Petrochemical margin (EUR/ton)	99	69	43%		107

Income before financial items, income taxes and minority interestfor Manufacturing & Marketing in the first quarter of 2003 was NOK 1.4 billion compared with a loss of NOK 0.2 billion in the corresponding period of last year.

In oil trading, the income in the first quarter of 2003 was NOK 0.5 billion, which is NOK 0.5 billion higher than in the first quarter of 2002. The income from this business was negatively affected in the first quarter of 2002 by costs incurred as a result of inventory price hedging with derivatives and also by weak results from leasing of refinery capacity. The effects of inventory price hedging with derivatives in the first quarter of 2003 were on the other hand positive. Results from leasing of refinery capacity also improved.

The Refining and Methanol business clusters have been merged into one new business cluster "Manufacturing" with effect from April 1, 2003. These two former business clusters will report as one from the start of the year 2003. The income for 2003 was NOK 0.5 billion, which is an improvement of NOK 0.6 billion compared with the corresponding period in 2002. 2003 started off with relatively low refining margins. In February and March however, the refining margins have been very high, but volatile. In the first quarter of 2003 the average refining margin, the FCC margin, was USD 5.8 per barrel compared with USD 1.2 per barrel in the corresponding period last year. The average contract price of methanol was in the first quarter of 2003 EUR 228 per tonne compared with EUR 125 per tonne in the first quarter of 2002.

The retail marketing(Nordic energy and Retail) income in the first quarter of 2003 was NOK 0.1 billion, which is NOK 0.1 billion higher than in the corresponding period last year. Increased product prices from the refineries have in the short-term not resulted in higher prices to the customers. This has led to a somewhat lower result in the first quarter 2003 compared to the first quarter of 2002, especially in Ireland and Poland. The business in the Baltic states has on the other hand delivered better results. The transfer of Preem's service stations in Poland to Statoil was finalized on March 1, 2003, while the transfer of Shell's service stations in Latvia and Estonia was finalized on April 1, 2003.

Borealis had a net loss of NOK 0.1 billion in the first quarter of 2003, which is NOK 0.1 billion better than in the corresponding period last year. This improvement is mainly due to increased margins from EUR 69 per tonne to EUR 99 per tonne. Sold volumes were reduced by 5 per cent.

The sale of the Navion shipping company to Teekay was closed on April 7, 2003. The income in the first quarter of 2003 was NOK 0.4 billion, compared with NOK 0.1 billion for the first quarter of 2002. The sale of the business will be recorded in the second quarter of 2003, and the effect on net income is expected to be immaterial.

FORWARD LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's oil and gas production forecasts and estimates in E&P Norway and International E&P, targets, costs and margins; start-up dates for downstream activities; performance and growth targets; product prices; closing of future transactions; expected investment level in the business segments; and expected exploration and development activities or expenditures, are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as "will", "expects", "is expected to", "should", "may", "is likely to", "intends" and "believes". These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF INCOME USGAAP

	For the three months ended March 31,		For the year ended December 31,
	2003	2002	2002
(in NOK million)	(unaudited)	(unaudited)	(note 1)

REVENUES
Sales	66,627	54,935	242,178
Equity in net income (loss) of affiliates	(64)	(119)	366
Other income	0	0	1,270

Total revenues	66,563	54,816	243,814

EXPENSES
Cost of goods sold	(39,524)	(32,209)	(147,899)
Operating expenses	(6,924)	(7,382)	(28,308)
Selling, general and administrative expenses	(2,140)	(1,134)	(5,466)
Depreciation, depletion and amortization	(3,802)	(3,848)	(16,844)
Exploration expenses	(413)	(262)	(2,195)

Total expenses before financial items	(52,803)	(44,835)	(200,712)

Income before financial items, income taxes and minority interest	13,760	9,981	43,102

Net financial items	(1,185)	806	8,233

Income before income taxes and minority interest	12,575	10,787	51,335

Income taxes	(8,858)	(7,745)	(34,336)
Minority interest	(125)	(37)	(153)

Net income	3,592	3,005	16,846

Net income per ordinary share	1.66	1.39	7.78

Weighted average number of ordinary shares outstanding	2,166,143,626	2,164,585,600	2,165,422,239

See notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS USGAAP

	At March 31,		At December 31,
	2003	2002	2002
(in NOK million)	(unaudited)	(unaudited)	(note 1)

ASSETS

Cash and cash equivalents	17,121	7,516	6,702
Short-term investments	9,439	7,332	5,267

Cash, cash equivalents and short-term investments	26,560	14,848	11,969

Accounts receivable	27,343	24,677	32,057
Accounts receivable - related parties	2,190	1,044	1,893
Inventories	2,989	5,708	5,422
Prepaid expenses and other current assets	7,345	7,814	6,856

Total current assets	66,427	54,091	58,197

Investments in affiliates	9,930	9,641	9,629
Long-term receivables	13,045	6,598	7,138
Net property, plant and equipment	127,191	125,981	122,379
Other assets	8,980	7,524	8,087

TOTAL ASSETS	225,573	203,835	205,430

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt	1,369	6,061	4,323
Accounts payable	15,777	11,525	19,603
Accounts payable - related parties	5,572	7,197	5,649
Accrued liabilities	12,326	12,625	11,590
Income taxes payable	27,604	24,702	18,358

Total current liabilities	62,648	62,110	59,523

Long-term debt	36,150	34,102	32,805
Deferred income taxes	43,579	41,776	43,153
Other liabilities	18,587	10,751	11,382

Total liabilities	160,964	148,739	146,863

Minority interest	1,573	1,455	1,550

Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued	5,474	5,474	5,474
Treasury shares, 23,441,974 and 25,000,000 shares	(59)	(63)	(59)
Additional paid-in-capital	37,728	37,728	37,728
Retained earnings	20,947	9,687	17,355
Accumulated other comprehensive income (loss)	(1,054)	815	(3,481)

Total shareholders' equity	63,036	53,641	57,017

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	225,573	203,835	205,430

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

	For the three months ended March 31,		For the year ended December 31,
	2003	2002	2002
(in NOK million)	(unaudited)	(unaudited)	(note 1)

OPERATING ACTIVITIES
Consolidated net income	3,592	3,005	16,846

Adjustments to reconcile net income to net cash flows provided by operating activities:
Minority interest in income	125	37	153
Depreciation, depletion and amortization	3,802	3,848	16,844
Exploration costs written off	171	17	554
(Gains) losses on foreign currency transactions	1,893	(1,253)	(8,771)
Deferred taxes	(709)	(465)	628
(Gains) losses on sales of assets and other items	42	188	(1,589)

Changes in working capital (other than cash):
- (Increase) decrease in inventories	2,433	(432)	(146)
- (Increase) decrease in accounts receivable	4,417	2,018	(6,211)
- (Increase) decrease in other receivables	(385)	1,161	3,107
- (Increase) decrease in short-term investments	(4,172)	(5,269)	(3,204)
- Increase (decrease) in accounts payable	(3,903)	(3,025)	4,118
- Increase (decrease) in other payables	9,620	7,603	1,095

(Increase) decrease in non-current items related to operating activities	65	(57)	599

Cash flows provided by operating activities	16,991	7,376	24,023

INVESTING ACTIVITIES
Additions to property, plant and equipment	(5,058)	(3,913)	(17,907)
Exploration expenditures capitalized	(80)	(197)	(652)
Change in long-term loans granted and other long-term items	(4)	78	(1,495)
Proceeds from sale of assets	4	3	3,298

Cash flows used in investing activities	(5,138)	(4,029)	(16,756)

FINANCING ACTIVITIES
New long-term borrowings	2,394	1,833	5,396
Repayment of long-term borrowings	(2,258)	(1,098)	(4,831)
Distribution to minority shareholders	(102)	(84)	(173)
Ordinary dividend paid	0	0	(6,169)
Net short-term borrowings, bank overdrafts and other	(1,946)	(763)	1,146

Cash flows used in financing activities	(1,912)	(112)	(4,631)

Net increase (decrease) in cash and cash equivalents	9,941	3,235	2,636

Effect of exchange rate changes on cash and cash equivalents	478	(114)	(329)
Cash and cash equivalents at beginning of year	6,702	4,395	4,395

Cash and cash equivalents at end of period	17,121	7,516	6,702

See notes to the consolidated financial statements

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2002 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2002. Certain reclassifications have been made to prior periods' figures to be consistent with current period's classifications.

In conjunction with a partial privatization of Statoil in June 2001, the Norwegian State restructured its holdings in oil and gas properties on the Norwegian Continental Shelf. In this restructuring, the Norwegian State transferred to Statoil certain SDFI properties with a book value of approximately NOK 30 billion, in consideration for which NOK 38.6 billion in cash plus interest and currency fluctuation from the valuation date of NOK 2.2 billion (NOK 0.7 billion after tax), and certain pipeline and other assets with a net book value of NOK 1.5 billion were transferred to the Norwegian State. The transaction was completed June 1, 2001 with a valuation date of January 1, 2001 with the exception of the sale of an interest in the Mongstad terminal which had a valuation date of June 1, 2001.

The total amount paid to the Norwegian State was financed through a public offering of shares for NOK 12.9 billion, issuance of new debt of NOK 9 billion and the remainder from existing cash and short-term borrowings.

The transfers of properties from the SDFI have been accounted for as transactions among entities under common control and, accordingly, the results of operations and financial position of these properties have been combined with those of Statoil at their historical book value for all periods presented. However, certain adjustments have been made to the historical results of operations and financial position of the properties transferred to present them as if they had been Statoil's for all periods presented. These adjustments primarily relate to imputing of income taxes and capitalized interest, and calculation of royalty paid in kind consistent with the accounting policies used to prepare the consolidated financial statements of Statoil. Income taxes, capitalized interest and royalty paid in kind are imputed in the same manner as if the properties transferred to Statoil had been Statoil's for all periods presented. Income taxes have been imputed at the applicable income tax rate. Interest is capitalized on construction in progress based on Statoil's weighted average borrowing rate and royalties paid in kind are imputed based on the percentage applicable to the production for each field. The contribution of properties from SDFI to Statoil is considered a contribution of capital and is presented as additional paid-in capital in shareholder's equity at the beginning of January 1, 1996. Properties transferred from Statoil to the Norwegian State are not given retroactive treatment as these properties were not historically managed and financed as if they were autonomous. The cash payment and net book value of properties transferred to the Norwegian State in excess of the net book value of the properties transferred to Statoil, is shown as a dividend. The final cash payment is contingent upon review by the Norwegian State, which is expected to be completed in the first half of 2003. The adjustment to the cash payment, if any, will be recorded as a capital contribution or dividend as applicable.

From June 2001, Statoil no longer acts as an agent to sell SDFI oil production to third parties. As such, all purchases and sales of SDFI oil production are recorded as Cost of goods sold and Sales, respectively, whereas before, the net result of any trading activity was included in Sales.

In June 2001, the FASB issued FAS 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company adopted the new rules on asset retirement obligations on January 1, 2003. Application of the new standard resulted in an increase in net property, plant and equipment of NOK 2.8 billion, an increase in accrued asset retirement obligation of NOK 7.1 billion, a reduction in deferred tax assets of NOK 1.5 billion, and a long-term receivable of NOK 5.8 billion. The receivable represents the expected refund by the Norwegian State of an amount equivalent to the actual removal costs multiplied by the effective tax rate over the productive life of the assets. Removal costs on the Norwegian continental shelf are, unlike decommissioning costs, not deductible for tax purposes. The implementation effect on net income and shareholders' equity amounted to NOK 12 million after tax and is recorded as Operating expenses in the segment Other and eliminations. If the standard had been applied as of the beginning of the prior year the impact to the first quarter result for 2002 would have been immaterial.

Statoil has adjusted the formula for calculating the inter-segment price for deliveries of natural gas from Exploration and Production Norway to Natural Gas, see note 3.

2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances using both cash flow hedges and fair value hedges as allowed by FAS 133, but also enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by FAS 133 or is not applied by Statoil.

Cash Flow Hedges
Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil and petroleum products over a period not exceeding nine months and cash flows related to interest payments over a period not exceeding 22 months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was immaterial and recorded to earnings during the quarter ended March 31, 2003. The net change in Accumulated other comprehensive income associated with the current period hedging transactions was immaterial. The net amount reclassified into earnings during the period was NOK 24 million (after tax). At March 31, 2003, the net deferred hedging loss in Accumulated other comprehensive income was NOK 89 million (after tax), a majority of which will affect earnings over the next 12 months. The unrealized loss component of derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended March 31, 2003 was immaterial.

Fair Value Hedges
Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended March 31, 2003. The net gain recognized in earnings in Income before income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was immaterial.

3. SEGMENTS

Statoil operates in four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

A new method for calculating the inter-segment price for deliveries of natural gas from Exploration and Production Norway to Natural Gas has been adopted during the first quarter of 2003. The new price amounts to NOK 0.32 per standard cubic meter, adjusted quarterly by the average USD oil price over the last six months in proportion to USD 15. The new price applies to all volumes, including associated gas, while previously the price was calculated on a field-by-field basis. The new method is partly a result of the Norwegian Gas Negotiating Committee being abolished, and replaced by company-based sales. Prior periods have been adjusted to reflect the new pricing formula.

Segment data for the three months ended March 31, 2003 and 2002 is presented below:

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total

Three months ended March 31, 2003
Revenues third party	550	300	6,744	58,748	285	66,627
Revenues inter-segment	16,193	1,150	103	53	(17,499)	0
Income (loss) from equity investments	(49)	0	49	(45)	(19)	(64)

Total revenues	16,694	1,450	6,896	58,756	(17,233)	66,563

Income before financial items, income taxes and minority interest	10,000	425	1,938	1,446	(49)	13,760
Segment income taxes	(7,596)	(128)	(1,421)	(455)	86	(9,514)

Segment net income	2,404	297	517	991	37	4,246

Three months ended March 31, 2002
Revenues third party	146	859	6,838	46,868	224	54,935
Revenues inter-segment	13,321	371	71	44	(13,807)	0
Income (loss) from equity investments	30	0	27	(167)	(9)	(119)

Total revenues	13,497	1,230	6,936	46,745	(13,592)	54,816

Income before financial items, income taxes and minority interest	7,654	256	2,263	(187)	(5)	9,981
Segment income taxes	(5,581)	(77)	(1,651)	0	(1)	(7,310)

Segment net income	2,073	179	612	(187)	(6)	2,671

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on income before financial items and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, segment income tax and net income can be reconciled to income taxes and net income per the Consolidated Statements of Income as follows:

	For the three months
	ended March 31,
(in NOK million)	2003	2002

Segment net income	4,246	2,671
Net financial items	(1,185)	806
Tax on financial items and other tax adjustments	656	(435)
Minority interest	(125)	(37)

Net income	3,592	3,005

Segment income taxes	9,514	7,310
Tax on financial items and other tax adjustments	(656)	435

Income taxes	8,858	7,745

4. INVENTORIES

The lower of cost or market test is measured, and the results are recognized separately, on a country-by-country basis, and any resulting write-downs to market, if required, are recorded as permanent adjustments to the cost of inventories. There have been no liquidations of LIFO layers which resulted in a material impact to net income for the reported periods.

	At March 31,	At March 31,	At December 31,
(in NOK million)	2003	2002	2002

Inventories
Crude oil	843	3,356	2,766
Petroleum products	2,277	2,675	2,647
Other	816	717	844

Total – inventories valued on a FIFO basis	3,936	6,748	6,257

Excess of current cost over LIFO value	(947)	(1,040)	(835)

Total	2,989	5,708	5,422

5. SHAREHOLDERS' EQUITY

For the period ended March 31, 2003, there have been the following changes in shareholders' equity:

(in NOK million)	Total shareholders' equity

As per January 1, 2003	57,017
Net income for the period	3,592
Foreign currency translation adjustment	2,398
Derivatives designated as cash flow hedges	29

Shareholders' equity as per March 31, 2003	63,036

The following sets forth Statoil's Comprehensive income for the periods shown:

	For the three months
	ended March 31,
(in NOK million)	2003	2002

Net income	3,592	3,005
Foreign currency translation adjustment	2,398	(1,128)
Derivatives designated as cash flow hedges	29	(10)

Comprehensive income	6,019	1,867

6. FINANCIAL ITEMS

	For the three months
	ended March 31,
(in NOK million)	2003	2002

Interest and other financial income	404	412
Currency exchange adjustments, net	(1,540)	963
Interest and other financial expenses	(187)	(512)
Realized and unrealized gain (loss) on securities, net	138	(57)

Net financial items	(1,185)	806

7. PROVISIONS FOR RIG RENTAL CONTRACTS

Over the period 1995 to 1998 Statoil entered into several long-term fixed-price rental agreements for mobile drilling rigs. Statoil entered into the contracts on sole risk to cover expected utilization of drilling rigs in Statoil operated licenses. The extent of drilling activities and well intervention has since been reduced with lower market rates as a result. Statoil therefore provides for the estimated loss on these contracts based on the difference between the agreed, fixed price and the estimated market rates for subletting the rigs. Market rates are estimated based on broker quotes, information about drilling contracts entered into by other operators, and Statoils own expectations of market conditions for the remaining contract periods. The duration of the remaining contracts extend from one to nearly four years.

The provisions increased by NOK 700 million in the first quarter of 2003, while there was no change in the provision in the first quarter of 2002. The increase is due to significantly lower expected market rates over the remaining contract period due to expected excess capacity in the Norwegian rig market.

As at December 31, 2002 and March 31, 2003 the provisions for rig rental contracts amounted to NOK 960 million and NOK 1,660 million, respectively. The provisions are recorded in Exploration and Production Norway, and the increase is classified as Selling, general and administrative expenses.

8. COMMITMENTS AND CONTINGENT LIABILITIES

During the normal course of its business Statoil is involved in legal proceedings and a number of unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on best judgment. It is not expected that neither the financial position, results of operations nor cash flows will be material adverse affected by the resolution of these legal proceedings.

9. SUBSEQUENT EVENTS

On December 15, 2002, Statoil signed a contract to sell 100% of the shares in Navion ASA to Norsk Teekay AS, a wholly-owned subsidiary of Teekay Shipping Corporation. The operations of Navion are shuttle tanking and conventional shipping. The sales price for the fixed assets of Navion, excluding Navion Odinand Navion's 50% share in theWest Naviondrillship which are not included in the sale, was approximately USD 800 million. The effective date of the transaction was January 1, 2003, and closing took place at April 7, 2003. The sale will be booked in second quarter of 2003, and the effect on net income is estimated to be immaterial.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 28, 2003	By:	/S/ Inge K Hansen Inge K Hansen Chief Financial Officer

PRESS RELEASE:
STRONG PERFORMANCE FOR STATOIL IN THE FIRST QUARTER

Statoil ASA (OSE: STL. NYSE: STO) achieved an income before financial items, income taxes and minority interests (Ebit) of NOK 13.8 billion as against NOK 10.0 billion for the same period of 2002. This represented an increase of 38 per cent. Net income for the first quarter rose from NOK 3.0 billion in 2002 to NOK 3.6 billion.

Statoil's results for the first quarter of 2003

  Net income for the first quarter: NOK 3.6 billion
  Earnings per share, first quarter: NOK 1.66
  Production up by six per cent
  New gas sales contract with Electricité de France
  Sale of Navion completed on 7 April

The return on capital employed for the past 12 months came to 16.9 per cent as against 14.9 per cent for the year 2002. After normalisation, the return on capital employed (1) was 11.4 per cent for the past 12 months compared with 10.8 per cent for the year 2002.

"I am pleased that we have delivered another strong quarterly result," says chief executive Olav Fjell. "This performance has been influenced by high oil prices, continued good production and high natural gas sales from the Norwegian continental shelf, and improved downstream margins. It is gratifying that we secured a new contract to increase our deliveries to the European gas market. Both internationally and on the NCS, we strengthened our position with new operatorships."

	First quarter				Total
	2003	2002		2003	2002
(in millions, except share data)	NOK	NOK	change	USD*	NOK

USGAAP income statement

Total revenues	66,563	54,816	21%	9,148	243,814

E&P Norway	10,000	7,654	31%	1,374	33,953
International E&P	425	256	66%	58	1,086
Natural Gas	1,938	2,263	(14%)	266	6,428
Manufacturing & Marketing	1,446	(187)	N/A	199	1,637
Other	(49)	(5)	N/A	(7)	(2)

Income before financial items, income taxes and minority interest	13,760	9,981	38%	1,891	43,102

Net financial items	(1,185)	806	N/A	(163)	8,233

Income before income taxes and minority interests	12,575	10,787	17%	1,728	51,335

Income taxes	(8,858)	(7,745)	14%	(1,217)	(34,336)
Minority interest	(125)	(37)	238%	(17)	(153)

Net income	3,592	3,005	20%	494	16,846

Earnings per share	1.66	1.39	19%	0.23	7.78

Weighted average number of ordinary shares outstanding	2,166,143,626	2,164,585,600			2,165,422,239

	First quarter				Total
	2003	2002	change		2002

Operational data
Realized oil price (USD/bbl)	32.1	20.6	56%		24.7
NOK/ USD average daily exchange rate	7.05	8.91	(21%)		7.97
Realized oil price (NOK/bbl)	226	184	23%		197
Natural gas price NCS (NOK/scm)	0.99	1.05	(6%)		0.95
Refining margin, FCC (USD/boe) [4]	5.8	1.2	383%		2.2
Total oil and gas production (1000 boe/day) [5]	1,159	1,096	6%		1,074
Total oil and gas liftings (1000 boe/day) [6]	1,100	1,073	3%		1,073
Production (lifting) cost (USD/boe, last 12 months)	3.2	2.8	16%		3.1

* Solely for the convenience of the reader, financial data for the first quarter of 2003 have been translated into US dollars at the rate of NOK 7.276 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on March 31, 2003.

Earnings per share came to NOK 1.66 for the first quarter of 2003 as against NOK 1.39 in the same period of last year.

Results for the first quarter were strengthened by comparison with the same period of 2002 through an increase in oil prices, higher production and improved downstream margins. These effects were offset to some extent by lower gas prices and a weaker USD exchange rate against the NOK. While oil prices measured in USD rose by 56 per cent compared with the first quarter of 2002, they were up by 23 per cent in NOK. Gas prices declined by six per cent in NOK.

Income tax for the first quarter of 2003 came to NOK 8.9 billion, giving a tax rate of 70.4 per cent as against 71.8 per cent for the same period of last year.

Statoil's oil and gas production averaged 1,159,000 barrels of oil equivalent per day (boe/d) for the first quarter, an increase of six per cent from 1,096,000 boe/d in the same period of 2002. High gas output on the NCS made the biggest contribution to the rise in production. The NCS accounted for 1,082,000 boe/d of the group's first-quarter output, with international operations contributing 76,000 boe/d. Production from the Sincor project in Venezuela was reduced during the period as a result of political unrest, which affected Statoil's overall international output.

Three exploration and appraisal wells were completed during the first quarter, yielding two discoveries - one internationally and the other on the NCS.

Statoil secured one operatorship and interests in three further production licences when awards were made in Norway's North Sea licensing round. On 1 January 2003, the group became operator for all fields in the Tampen area of the Norwegian North Sea after taking over this role from Norsk Hydro on Visund, Snorre, Tordis and Vigdis. Statoil has increased its provision for losses on rig charters by NOK 700 million in anticipation of persistent excess capacity in the rig market.

The producing life of the Glitne field in the North Sea has been extended by approximately 1.5 years after recoverable reserves were increased by 40 per cent. A new production well will be drilled.

Statoil secured two new operatorships outside Norway during the first quarter. These cover responsibility for gas sales and business development for the gas pipeline for the Shah Deniz field off Azerbaijan, and the operatorship for block four on Venezuela's Plataforma Deltana. The decision to develop Shah Deniz was taken on 27 February this year. Fabrication work on two of the three platforms for phases six-eight of Iran's South Pars development has begun, and drilling operations are being planned.

Statoil secured a new gas contract from Electricité de France covering one billion standard cubic metres (scm) annually over 15 years. Deliveries will begin on 1 October 2005.

Gas sales rose by 16 per cent from the first quarter of 2002 to 5.9 billion scm. This high figure reflected the cold winter in Europe and customer use of their contractual flexibility to take gas.

Results for the Manufacturing & Marketing business area improved sharply, rising by NOK 1.6 billion from the same period of 2002. Higher refining margins and better results from oil trading were the most important reasons for this increase.
The acquisition of Preem's Polish service stations was completed in the first quarter. Completed on 7 April, the sale of Navion to Teekay will be recorded in the second quarter of 2003.

Production of virtually sulphur-free petrol began from the Mongstad refinery near Bergen during the first quarter.

Serious incidents per million working hours improved from 3.9 in the first quarter of 2002 to 3.4. Total recordable injuries per million working hours rose from 5.3 to 5.9. A contractor employee lost his life in an accident on the Saipem 7000 crane barge in the North Sea. This incident is being investigated and improvement measures are being implemented to avoid similar accidents.

Statoil was listed on the FTSE4Good sustainability index on the basis of an assessment of its environmental and social performance.

Further information from:

Public affairs:
Wenche Skorge, +47 51 99 79 17 (office), +47 918 70 741 (mobile)
Trude Måseide, +47 957 26 510 (mobile)
Investor relations:
Mari Thjømøe +47 51 99 77 90 (office), +47 907 77 824 (mobile)
Investor relations USA:
Thore E Kristiansen +1 203 978 6950 (office), +47 916 64 659 (mobile)

(1)
Capital employed is calculated as follows:

	31 March, 2003	31 March, 2002	31 December, 2002	31 December, 2001

Shareholders' equity, minority interest, short- and long-term
debt less cash, cash equivalents and short-term investments	75,568	80,411	83,726	88,607
Adjusted for interest-bearing receivables/payables and
cash build-up for tax payment	7,095	6,278	(1,567)	(1,256)

Capital employed	82,663	86,689	82,159	87,351

The return on average capital employed (ROACE) is calculated as follows:

	Last 12 months	Year 2002

Net income	17,433	16,846
Adjusted for minority interest, net financial items after tax and miscellaneous	(3,124)	(4,199)

Net income used in ROACE calculation	14,309	12,647
Effect of normalised oil prices, refining margins, exchange rate and special items	(4,636)	(3,530)

Income used for normalised ROACE	9,673	9,117
Average capital employed	84,676	84,755

GROUP BALANCE SHEET

	At March 31, 2003	At December 31, 2002	Change	At March 31, 2003
(In millions)	NOK	NOK	%	USD*

Current assets	66,427	58,197	14.14	9,130
Non current assets	159,146	147,233	8.09	21,873
Total assets	225,573	205,430	9.81	31,002
Current liabilities	(62,648)	(59,523)	5.25	(8,610)
Long-term debt and long term provisions	(98,316)	(87,340)	12.57	(13,512)
Equity including minority interest	(64,609)	(58,567)	10.32	(8,880)
Total liabilities and shareholders' equity	(225,573)	(205,430)	9.81	(31,002)

* Translated into US dollar at the rate of NOK 7.2760 to USD 1, the Federal Reserve noon buying rate in the City of New York on March 31, 2003